

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 28, 2014

<u>Via Mail</u>
Martin S. Craighead
Chairman and Chief Executive Officer
Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118

> **Re: Baker Hughes Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 12, 2014**
> **File No. 1-09397**

Dear Mr. Craighead:

We have limited our review of your filing to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. You stated in your letter to us dated July 19, 2011 that a non-U.S. subsidiary sold products into Syria. Syria is designated as a state sponsor of terrorism by the State Department and is subject to U.S. economic sanctions and export controls. You do not describe in the Form 10-K your contacts with Syria. Please provide us with information regarding any contacts with Syria since the referenced letter. You should describe any goods, technology or services you have provided into Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Syria or entities it controls.

2. Please discuss the materiality of any contacts with Syria you describe in response to the comment above, and whether they constitute a material investment risk for your security

holders. You should address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance